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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT A NO. _____)*


                               UpTowner Inns, Inc.
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                  Inapplicable
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                                 (CUSIP NUMBER)

       Elizabeth Lord, P. O. Box 553, Charleston, WV 25322, (304) 340-1390
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                October 17, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.         INAPPLICABLE

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   1.   NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
        Violet Midkiff Irrevocable Trust
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   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (A)
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        (B)
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   3.   SEC USE ONLY
                                 ----------------------------------------------

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   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)     SC
                                               --------------------------------

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   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)
                                                                        ---

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   6.   CITIZENSHIP OR PLACE OF ORGANIZATION      West Virginia
                                                  -----------------------------

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NUMBER OF             7.       SOLE VOTING POWER                200,000
SHARES BENE-                                                    ---------------
FICIALLY BY           8.       SHARED VOTING POWER              None
OWNED BY EACH                                                   ---------------
REPORTING             9.       SOLE DISPOSITIVE POWER           200,000
PERSON WITH                                                     ---------------
                      10.      SHARED DISPOSITIVE POWER         None
                                                                ---------------

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   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  $200,000
                                                                     ----------

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   12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
                                                                      ------

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   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       13.39%
                                                                --------

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   14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)       OO
                                                        ------

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                                       2

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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.50 per share (the "Shares") of UpTowner Inns, Inc., a West Virginia Corporation ("UpTowner" or the "Issuer"). The principal executive offices of the Issuer are located at 741 Fifth Avenue, Huntington, West Virginia, 25701.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is filed by the Violet Midkiff Irrevocable Trust (the "Trust"), organized under the laws of the State of West Virginia. Carl E. Midkiff is the Trust's sole trustee and his address is 2619 Raceview Drive, Ona, WV 25545.

         Neither the Trust nor Mr. Midkiff have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Issuer is engaged in a going private transaction via a reverse stock split. The funds to be used for the purchase of fractional shares resulting from the reverse stock split will come from the Issuer's existing working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         Upon completion of the reverse stock split, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Other than the reverse stock split, there are no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancy on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Reference is made to Item (11) of the cover page hereto.

         (b) Reference is made to Items 7, 8, 9 and 10 of the cover page hereto. The reporting person shares voting and dispositive power with its trustee, Carl Midkiff, 741 Fifth Avenue, Huntington, West Virginia, 25701. Mr. Midkiff currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of UpTowner. Mr. Midkiff has not been convicted in a criminal proceeding nor a party to a civil proceeding regarding violations of federal or state securities laws.

         (c)      None.

         (d)      None.


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         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to a trust agreement executed October 4, 1999, Carl Midkiff, as Trustee, votes the Shares of The Violet Midkiff Irrevocable Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1)      Trust Agreement for The Violet Midkiff Irrevocable Trust




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2004
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Date


/s/ Carl E. Midkiff
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Signature

Carl Midkiff, Trustee
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Name/Title:





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         THIS TRUST AGREEMENT, made and entered into as of the 4th day of
October, 1999, by and between VIOLET MIDKIFF, individually, party of the first part, hereinafter called "Grantor" and CARL MIDKIFF, as trustee, party of the second part, hereinafter called "Trustee";

         WITNESSETH that, for and in consideration of the premises, Grantor does hereby assign, transfer, convey and deliver unto Trustee the property described in Schedule A hereto annexed and Trustee hereby acknowledges receipt of such property and agrees to hold the same and any additional property received by him under the terms of this Trust Agreement and dispose of the same as hereinafter provided:


                                    ARTICLE I

         This Trust shall be known as the "Violet Midkiff Irrevocable Trust."


                                   ARTICLE II

         Additional property may from time to time be transferred to Trustee by Grantor or any other person and such property shall become a part of the Trust property and shall be subject to all of the terms and conditions of this Trust Agreement as fully and to the same extent as if presently included herein.


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                                   ARTICLE III

         Trustee shall hold the Trust property for the following uses and purposes, that is to say:

         (a) Trustee shall hold, manage and invest the Trust property and from time to time reinvest the same in such a manner as Trustee shall in his sole and uncontrolled discretion consider to be in the best interests of the Trust. In making investments Trustee shall not be limited to those prescribed by the laws of any state or regulatory authority as legal investments for fiduciary funds and Trustee shall have absolute discretion as to the terms, conditions and rate of interest with respect to investments with the right to vary and transpose the same into other investments as he may deem advisable for the best interests of the Trust.

         (b) All of the net income of this Trust shall he paid and distributed annually or in the discretion of Trustee at more frequent intervals to Carl Midkiff during his lifetime. Should Carl Midkiff die prior to the termination of this Trust, all of the net income shall be distributed as aforesaid in equal shares to Lewis Wyatt Midkiff and Wade Ross Midkiff, children of Carl Midkiff, or the survivor of them.

         Upon the death of Carl Midkiff and provided that he is survived by both Lewis Wyatt Midkiff and Wade Ross Midkiff, the Trust estate shall be equally divided into separate accounts among said children.



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         (c) Trustee shall also pay to or apply for the benefit of any beneficiary of this Trust then entitled to receive income other than Carl Midkiff, out of the principal of this Trust and from such beneficiary's account, from time to time such amounts as Trustee in his sole and uncontrolled discretion may deem necessary or appropriate for the education, health and welfare of any such beneficiary.

         (d) Except as hereinafter provided, this Trust shall terminate on the date of the death of Grantor. Upon termination all of the then remaining principal of the Trust estate and any accrued and undistributed income thereof shall be paid and distributed by Trustee to Carl Midkiff if living and if not to Lewis Wyatt Midkiff and Wade Ross Midkiff, on their issue per stirpes. Should the youngest of said children not have attained the age of twenty-one (21) upon the death of Carl Midkiff, the then remaining principal of the Trust estate and any accrued undistributed income thereof shall continue to be held in Trust in the manner and under the terms and conditions set forth herein until the youngest of said children attains the age of twenty-one (21). In the event that either Lewis Wyatt Midkiff or Wade Ross Midkiff should die before the termination of the Trust as set forth herein leaving issue, then upon the termination of the Trust the share of the deceased beneficiary shall be paid and distributed to his issue per stirpes. If either of said children should die during the continuance of the Trust without leaving issue, then the share of the deceased beneficiary shall go to increase the share of the surviving beneficiary. Should both Lewis Wyatt Midkiff and Wade Ross Midkiff die prior to attaining the age of twenty-one (21) without leaving issue then the Trust shall terminate and all


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of the assets of the Trust estate shall be distributed to those persons, other than Grantor, who would take under the laws of distribution in effect at that time in the State of West Virginia.

         (g) The Trust hereunder shall be chargeable with and may pay without application to any court, compensation to Trustee for the reasonable value of his services, as well as the fees and expenses of such agents, attorneys, accountants and advisors as Trustee may employ in the administration of such Trust.

         (h) No Trustee shall be required to obtain the order of any court to exercise any power or discretion under this Trust.

         (j) The title, powers, duties, immunities and discretions herein conferred upon Trustee shall continue after the termination of the Trust hereby created until final payment and distribution of the Trust Estate.

         (k) Trustee acknowledges the receipt from Grantor of the property set forth on Schedule A and accepts the Trusts hereby created upon the terms set forth herein.

                                   ARTICLE IV


         The following provisions shall be applicable to Trustee and the beneficiaries of this Trust:

         (a) In order that Trustee may not be hampered in administering this Trust, it is expressly provided that no person employed by, dealing with or paying over to or receiving


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from the trust any money or other property shall be required to ascertain the authority of Trustee to act and to bind the Trust or to see to the proper application of any money or other property paid, delivered or conveyed to or from the trust.

         (b) Trustee shall not be liable for any error of judgment or law on his own part, but shall be liable for his own wilful default. Any Trustee or any firm, corporation or association in which he is in any way interested or connected may act as attorney for, deal and contract with and be employed by Trustee and any individual acting as a Trustee may be in any manner interested in or connected with any corporation, association or business in which this Trust is directly or indirectly interested, all in the same manner and with the same freedom as though not a Trustee. No bond or other security shall be required by any named Trustee hereunder.

         (c) Trustee shall render annual accountings showing receipts and disbursements and property on hand and a copy thereof shall be furnished to the beneficiary then entitled to receive income from this Trust. However, Trustee shall not be required to and he is hereby expressly excused from filing any accounts with or making any settlement before any court, commissioner of accounts or other official or procuring the approval of any act or nonaction as Trustee by any court, commissioner of accounts or other official.

         (d) If at any time during the term of this Trust any beneficiary then entitled to receive income therefrom shall become disabled or incompetent, any payment to be made by Trustee under the terms of this Trust may be made by Trustee directly to such person, to the guardian of such person, if any, or such payment may be expended by Trustee on behalf of such



                                       5
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beneficiary and the receipt of such guardian or evidence of the application of income or principal shall be a full and complete discharge and acquittance of Trustee to the extent of such payment or application.

         (e) No beneficiary of the Trust created hereunder may, by way of anticipation, dispose of, charge or encumber any net income of the Trust created hereunder, and any attempted disposition, charge or encumbrance thereof shall be invalid and of no legal effect, and shall not be in anywise regarded by Trustee, nor shall any net income be in anywise liable to any claim of any creditor of any such beneficiary, it being understood that the beneficial interests in accumulated net income shall not be determined or vested until the date of the payment thereof. If any beneficiary shall attempt to assign any income which he or she may expect to receive thereunder, or if any creditor of any beneficiary shall attempt to obtain the same or shall obtain or attempt to obtain any lien thereon by way of execution, attachment, suggestion or otherwise, or if any beneficiary shall be adjudged bankrupt or insolvent, then in every such case all payments which would otherwise have been made by Trustee to such beneficiary shall cease and go to increase the principal of the Trust estate; provided, however, that in such case, Trustee may, in his sole and uncontrolled discretion, use part or all of the income which would have gone to such beneficiary but for this provision for the support and maintenance of such beneficiary and his or her spouse and children, if any.

         (f) If the Trustee herein named should die, resign or for any reason cease to serve as trustee hereunder, then City National Bank of Huntington is hereby nominated and appointed


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as successor trustee. If a further vacancy occurs in the office of Trustee, the then-current beneficiaries shall appoint a successor Trustee. In appointing a successor trustee, the vote of each beneficiary shall carry the same weight as such beneficiary's interest in the Trust Estate. Such vote shall be made by each beneficiary having attained the age of majority or, in the case of a minor beneficiary, the custodial parent or legal guardian of such minor beneficiary and shall be made within thirty (30) days of the prior Trustee's cessation of service; provided, however, that in no event shall Grantor or a person who is obligated to support a beneficiary ever serve as a successor Trustee. A copy of such written appointment shall be provided to Grantors, if surviving.

                                    ARTICLE V

         Without limitation of the powers conferred by statute or general law, Trustee shall have and may exercise the following additional powers, privileges and discretions:

                  (a) To pay or expend for the benefit of any Beneficiary as much of the Trust's net income and principal attributable to that Beneficiary's interest in the Trust Estate (including all or none) as is appropriate for his or her health, welfare or education. In making these payments, Trustee shall first pay out of income and then from principal.

                  (b) To retain, in his absolute discretion and for such period as he shall deem advisable, all or any part of the property transferred to this Trust;

                  (c) To invest or reinvest the Trust property in any stocks, common or pre-ferred, voting trust certificates, shares and interests in investment trusts and common trust funds, bonds, obligations, secured or unsecured, mortgages, interests in any of the foregoing, or in any other personal or real property of every kind or nature, without being limited or restricted to investments prescribed or authorized for fiduciaries by the laws of the State of West Virginia or any other state, it being the intention of Grantor to give Trustee the same powers of investment and reinvestment which Grantor might self possess in the management of her own property;

                  (d) To sell, at public or private sale, exchange, lease for any period of time not exceeding ninety-nine years, mortgage, or pledge, any property, real or personal, now or at any subsequent time constituting a portion of the Trust property, at such price or prices and upon such terms and conditions as my fiduciaries shall deem advisable;

                  (e) To improve, manage, protect and subdivide any real estate owned by the Trust; to dedicate parks, streets, highways or alleys, and to vacate any subdivision or any part thereof; to grant options to purchase; to partition or exchange real property or any part thereof for any other real or personal property; to grant easements or charges of any kind; to release, convey or assign any right, title or interest in or about, or easement appurtenant to any real property or any part thereof; and to deal with any real property in all ways as it would be lawful for any person owning the same to deal with such real property;

                  (f) To register any shares of stock or other securities of corporations or other organizations belonging to the Trust, either in the name of Trustee or in the name of one or more nominees; to vote any shares of stock Trustee may hold either in person or by proxy, upon all questions which it is proper for stockholders to consider and vote upon; to assert or waive any stockholder's right or privilege with respect to any or all shares held by Trustee, including any right or privilege to subscribe for or acquire additional stock in any company whose shares Trustee holds; to consent to the merger, reorganization, consolidation, or readjustment of the financial structure or sale of the assets of any corporation or other organization the stock or securities of which constitute a portion of the Trust property; and to unite with other owners of similar properties, stocks, or securities, in any plan, agreement, or deposit to effectuate any merger, consolidation or reorganization of any such corporation or other organization; to enter into any voting trust or other lawful agreement to concentrate or unify the control of any stock of any such corporation or other organization embodying such terms and conditions as may appear acceptable to Trustee and to deposit the shares or interests held by him on any such trust or agreement, all as Trustee, in his uncontrolled discretion, may deem prudent;


                                       8
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                  (g) To borrow money on behalf of the Trust for such periods of time and upon such terms and conditions as to rates, maturities, renewals and security as Trustees may deem appropriate from any person, firm, corporation, or trust;

                  (h) To institute, join in, maintain, compromise, defend, or otherwise dispose of, any litigation in any manner arising in connection with the Trust property upon such terms as Trustee shall deem advisable; to settle or compromise any claims for or against the Trust estate and, in the exercise of the foregoing powers, to execute any and all releases, receipts, or instruments which Trustee may consider advisable; and

                  (i) To make any division or distribution hereunder, in money or in kind or partly in money and partly in kind, and to determine the value of any property allotted, divided, or distributed by Trustee.

                  (j) Whenever no corporate Trustee is acting hereunder, to place all or any part of the securities at any time held by the Trust Estate in the care and custody of any bank or trust company with no obligation while such securities are so deposited to inspect or verify the same and with no responsibility for any loss or misapplication by the bank or the trust company; to have all stocks and registered securities placed in the name of such bank or trust company or in the name of its nominee; to appoint such bank or trust company agent and attorney to collect, receive, receipt for and disburse any income, and generally to perform the duties and services incident to a so-called "custodian" account; and to allocate the charges and expenses of such bank or trust company to income or to principal or partially to income and partially to principal.

                  (k) To appoint, employ and remove at any time and from time to time, any accountants, attorneys, investment counselors, expert advisers, agent, clerks and employees; and to fix and pay their compensation from income or principal or partially from income and partially from principal.

                  (l) Whenever permitted by law, to employ a broker/dealer as custodian for all or any part of the securities at any time held by any Trust Estate and to register such securities in the name of such broker-dealer.

                  (m) To keep assets held hereunder or the physical evidence of their ownership in any state or country whatsoever and from time to time to move the same to any other state or country.

                  (n) To execute and deliver any and all instruments to carry out any of the foregoing powers, no party to any such instrument being required to inquire into its



                                       9
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         validity, or to see to the application of any money or other property paid or delivered pursuant to the terms of any such instrument.


                                   ARTICLE VI

         The validity and interpretation, construction and administration of the Trust created hereby shall be governed by the laws of the State of West Virginia.


                                   ARTICLE VII

         The Trust created hereby shall be irrevocable and Grantor hereby expressly acknowledges that she shall have no right or power, whether alone or in conjunction with others, in whatever capacity, to alter, amend, revoke or terminate this Trust or any of the terms of this Trust Agreement, in whole or in part, or to designate the person who shall possess or enjoy the Trust property or the income therefrom.


         WITNESS the following signature and seal as of the day and year first above written.



                                               /s/ Violet Midkiff         (SEAL)
                                               --------------------------
                                               VIOLET MIDKIFF



                                       10
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STATE OF WEST VIRGINIA,

COUNTY OF CABELL, TO WIT:

         The foregoing instrument was acknowledged before me this 4th day of October ,1999, by Violet Midkiff.

         My commission expires            February 14, 2006        .
                                ----------------------------------

[Notarial                                         /s/ Katherin Ferguson
Seal]                                            -----------------------------
                                                 Notary Public



This instrument prepared by:

James R. Bailes, Esquire

Bailes, Craig & Yon
401 Tenth Street, Suite 500
The St. James Building
P. O. Box 1926
Huntington, WV 25720-1926
(304) 97-4700


                                       11
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                                   SCHEDULE A

1. Certificate No. 3859 for 200,000 shares of the common capital stock of Uptowner Inns, Inc. (Delivered on October 4, 1999)